787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

November 6, 2012

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Mr. Duc Dang
AttorneyAdvisor

Re:	Commodity Advisors Fund L.P.
Registration Statement on Form 10-12G
Securities Exchange Act File No. 000-54753

Ladies and Gentlemen:

On behalf of this firm’s client, Ceres Managed Futures LLC (the “General Partner”), the general partner of Commodity Advisors Fund L.P. (the “Partnership”), I am transmitting herewith for filing with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”), Amendment No. 1 to the Partnership’s Registration Statement on Form 10-12G that was filed with the Commission on June 29, 2012 (the amendment filing, the “Amendment” and the initial filing, the “Form 10”). On behalf of the Partnership, I am also submitting this letter in response to the Commission staff’s (the “Staff”) comment letter to the Form 10 (the “Letter”), dated July 27, 2012, to Mr. Damian George, Chief Financial Officer of the General Partner. The following responses are numbered to correspond to the numbering of the Letter. For your convenience, the Staff’s comments are indicated in italics, followed by the Partnership’s response.

Item 1. Business, page 2

1. If you terminate trading advisors or decide to not renew a contract after the June 30th expiration in future reporting periods, please discuss the reasons and considerations for such actions.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Response: The General Partner monitors the trading performance of the Partnership’s advisors on a daily basis and conducts ongoing due diligence. The disclosure document (the “Disclosure Document”) filed with National Futures Association and delivered to prospective investors prior to their joining the Partnership explains that the General Partner may modify or terminate the allocation of assets among the trading advisors and may allocate assets to additional advisors at any time. The General Partner may decide to terminate an advisor’s contract with the Partnership and reallocate the assets traded by an advisor for various reasons or for no reason at all. Factors that may be considered include, but are not limited to, (i) whether the advisor’s trading strategies and style continue to serve to achieve the Partnership’s investment objective given the trading strategies of the other advisors to the Partnership and changing market conditions and (ii) the advisor’s performance history for the Partnership.

2. We note that all of your assets are traded through master funds. Please discuss the difference between allocating to trading advisors who invest your funds through master funds versus those that “engage in direct trading.”

Response: The General Partner allocates assets of the Partnership to a trading advisor by establishing an account at the Partnership’s (or the relevant master fund’s) commodity broker in the name of the Partnership (or the relevant master fund) and granting limited authority to the trading advisor to make trading decisions with respect to such account. The General Partner is also the general partner of each master fund. If the Partnership’s assets are traded directly, the trading account will be established in the name of the Partnership. If the advisor trades the assets allocated to it indirectly through a master fund, the trading account will be established in the name of the particular master fund. The trading accounts, at both the Partnership and master fund levels, are collectively referred to herein as “managed accounts.” As general partner of each master fund, the General Partner maintains ultimate control over the assets in all the managed accounts. The trading advisor is not permitted to make withdrawals from the managed accounts. Each master fund was formed in order to permit accounts managed now or in the future by a given advisor pursuant to the same program to invest together in one trading vehicle. As described on page 3 of the Form 10, the General Partner believes that trading through a master/feeder structure (rather than trading directly) may promote efficiency and economy in the trading process by allowing a trading advisor to execute one order on behalf of its respective master fund instead of multiple orders on behalf of the separate feeders in the master fund. If the General Partner elects not to establish a master fund for a given advisor, the advisor would trade its allocated portion of the Partnership’s assets directly. The General Partner does not believe that any meaningful difference exists for investors with respect to whether the Partnership’s assets are traded directly or through a master fund.

3. We note your discussion of margin and the second risk factor on page 26. Please revise to disclose the average face value of your exposure during a reported period, if possible.

Response: The General Partner does not believe that the face value of the Partnership’s aggregate exposure is necessarily indicative of the Partnership’s value-at-risk or potential volatility and therefore may be misleading to investors. The face value of a futures contract is a function of contract size as set forth by the respective futures exchange. A futures contract with a large face value can be significantly less or more volatile than a contract with a smaller face value depending on the underlying market of the futures contract being traded.

For the above reason, the General Partner respectfully declines to include the average face value of the Partnership’s exposure in the Amendment.

4. We note your disclosure regarding the non-major trading advisors. Please tell us why the identities of the non-major advisors and their trading focus are not material or revise to provide such disclosure.

Response: Commodity Futures Trading Commission (“CFTC”) Rule 4.24 requires that the General Partner disclose, among other things, all major trading advisors in the Partnership’s Disclosure Document. A major trading advisor is any commodity trading advisor that is allocated or is intended to be allocated at least ten percent of the pool’s funds available for commodity interest trading. In addition, the General Partner is also required, pursuant to CFTC Rule 4.24, to include in the Partnership’s Disclosure Document any other information that the General Partner deems material to investors. In accordance with this Rule, the General Partner includes in the Partnership’s Disclosure Document all of its major commodity trading advisors and informs investors that any advisor allocated less than 10% of the Partnership’s assets (“non-major trading advisor”) will not be disclosed to investors. The General Partner has determined that given the limited size of their allocation, including detailed information regarding any one of the non-major trading advisors in the Disclosure Document would not be material to an investor’s investment decision. In addition, there is a greater likelihood that non-major advisors will be changed frequently depending on their performance and other considerations. The General Partner believes providing detailed information to investors that quickly becomes inaccurate or incomplete would not be advantageous to investors.

Although the trading focus of each non-major trading advisor is not specifically disclosed in the Disclosure Document or Form 10, the General Partner discloses in the Disclosure Document and in the risk factors on page 29 of the Form 10 that all advisors to the Partnership will base their trading decisions on either a fundamental analysis of a variety of economic, political and financial factors or on a technical analysis of market prices and other statistics. Furthermore, all trading on behalf of the Partnership, including trading by non-major trading advisors, must be in accordance with the investment objective and trading policies set forth in the Partnership’s Disclosure Document.

For the above reasons, the General Partner believes that its current disclosure is sufficient and respectfully declines to disclose the Partnership’s non-major trading advisors in the Amendment.

5. Regarding redemptions of your interests in the master funds, please revise to discuss any notice or suspension provisions. Discuss how the redemption from the master funds and trading advisors relates to your ability to modify your allocations among trading advisors. Please clarify if you will notify your investors of a suspension of redemptions by any master fund.

Response: Pursuant to each master fund’s governing documents, an investor in a master fund, such as the Partnership, may withdraw all or part of its investment in the master fund as of the end of any day after a request for redemption has been made to the master fund’s general partner at least three days in advance of the redemption date. The General Partner may temporarily suspend withdrawals from the master fund if necessary in order to liquidate positions in an orderly manner. Although investor redemptions from the Partnership are technically dependent on the Partnership’s ability to withdraw funds from a master fund, the General Partner believes that it is unlikely for a situation to exist in which redemptions from the Partnership were permitted but withdrawals from a master fund were not, since the General

Partner controls both redemptions at the Partnership level and withdrawals at the master fund level. Similarly, although reallocations among advisors may require the Partnership to withdraw from certain master funds, it is unlikely that the General Partner would be unable to make such withdrawals given its control of the master funds and the liquid nature of the instruments traded. It would be unusual for the Partnership or a master fund to restrict redemptions or withdrawals, as applicable. The General Partner believes that the risk that the Partnership will be unable to withdraw from the master fund is remote. Accordingly, the General Partner does not believe revision to the Form 10 is necessary.

Trading Methods, page 7

6. While you may not have any assets invested in OTC agreements, please tell us if any of your assets have been invested in swaps or forward contracts. If so, please describe such experience for us.

Response: As described on page 2 of the Form 10, the investment objective and strategy of the Partnership changed effective May 1, 2011. Since May 1, 2011, neither the Partnership nor the master funds have traded any over-the-counter instruments.

Fees, Compensation, Expenses and Interest Income, page 15

7. It appears that profits must be earned in order for investors to receive returns sufficient to break even. As such, please tell us why you are not able to incorporate the incentive fees into these tables.

Response: Consistent with CFTC rules and NFA interpretations, the break-even table presents the amount of trading income that the Partnership (a pool) must achieve in a year in order to cover all fees and expenses such that an investor will recoup its initial investment at the end of such year. Incentive fees must be reflected in the computation of the break-even point only if the pool expects to incur expenses which would not be deducted from net performance when calculating an incentive fee. In such event, the additional amount of trading profit needed to break-even (i.e., cover such expenses) is quantifiable, and, therefore, may be included in a break-even analysis. Because all of the Partnership’s expenses are reflected in the Partnership’s net profits before the incentive fees are calculated, the incentive fees have not been included in the break-even table. Furthermore, incentive fees are paid by the Partnership only when an advisor’s trading on behalf of the Partnership is profitable. The General Partner is unable to predict how profitable any single advisor will be in any given period, and, therefore, an estimate of these fees is not possible to determine.

8. Please clarify why the fee amounts for the Class D Redeemable Units are all greater than the actual minimum investment of $25,000.

Response: The General Partner has revised the Form 10 to clarify in the break even table that the minimum investment amount for Class D Redeemable Units is $5,000,000, not $25,000.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

(3) Results of Operations, page 43

9. Please revise to discuss how each trading advisor contributed to your operating results, based on the allocations made to them, and the fees that each one earned for the periods discussed or advise.

Response: When investing in the Partnership, investors purchase a multi-advisor fund structure and may not opt to be exposed to the performance of certain advisors over others. As such, the General Partner believes that while providing aggregate fee and expense information for the Partnership will assist an investor in making its investment decision, providing such information on an advisor by advisor basis will not. Furthermore, the Partnership’s Disclosure Document and Form 10 state that it is possible that the Partnership could pay substantial incentive fees to one or more of the advisors in a quarter in which the Partnership had no net trading profits or in which it actually lost money. For these reasons, the General Partner has determined that the aggregate fee information included on page 47 of the Form 10 is sufficient disclosure and respectfully declines to make additional disclosure with respect to fees.

Summarized performance information for each master fund is stated in Note 5 to the Partnership’s financial statements included in Item 13 of the Form 10. The General Partner has included a cross-reference to Note 5 in the Results of Operations section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Amendment to address the Staff’s comment.

10. Please indicate for all periods presented whether any excess interest income was earned on the Partnership’s account that was retained by Citigroup Global Markets Inc. and shared with your general partner.

Response: Citigroup Global Markets Inc. (“CGM”) is a futures commission merchant (“FCM”). The Partnership’s cash on deposit with CGM is commingled with the cash of CGM’s other futures customers in customer segregated accounts in accordance with CFTC rules. Like broker-dealers, FCMs are permitted to invest the funds they hold on behalf of customers in a variety of accounts or instruments. FCMs, like broker-dealers, are not required to pay interest to customers on their brokerage account balances. Nevertheless, CGM has agreed to pay the Partnership interest on 100% of the average daily equity maintained in cash (directly or through the master funds) during each month at a 30-day Treasury bill rate determined weekly by CGM. CGM will pay the agreed interest to the Partnership out of its own funds whether or not CGM is able to earn the amount of interest it has obligated itself to pay. Although any interest earned on the account not paid to the Partnership will be retained by CGM and shared with the General Partner, the General Partner wishes to make clear that no identifiable amount of interest is retained by CGM or shared with the General Partner with respect to such cash balances.

11. Please tell us and disclose whether offering costs are incurred by the general partner and if such costs are required to be reimbursed to the general partner, and such amounts incurred through your next filing date.

Response: As disclosed on page 21 of the Form 10, the Partnership, not the General Partner, pays the costs of its continuous offering. The General Partner has determined to include disclosure on page 49 of the Amendment regarding the professional fees and other expenses incurred by the Partnership for the six months ended June 30, 2012 and the years ended December 31, 2011, 2010 and 2009, which amounts include the Partnership’s offering costs.

12. Please tell us and disclose whether you are required to reimburse your general partner for amounts paid for commodity brokerage and other services to CGM, and if so, how you have calculated and recorded such liability. If not, please clarify whether such amount is factored into the management fee paid to your general partner.

Response: The Partnership does not pay any brokerage fees or commissions to CGM, nor does the General Partner pay any such fees or commissions. The Partnership pays (or reimburses CGM if previously paid) for any NFA, exchange, floor brokerage, give-up, user or clearing fees applicable to the Partnership’s and master funds’ trading. In the past, these transaction costs have been approximately 1.50% of net assets per year. Prior to September 1, 2012, CGM was compensated by the General Partner (out of its own funds) (the “Service Fee”) for certain services it provided to the Partnership pursuant to a services agreement between the General Partner and CGM. The total amount of the service fee was estimated at less than 0.10% of net assets per year. Effective September 1, 2012, the General Partner ceased paying CGM the Service Fee and the Partnership began paying CGM a service fee equal to $1.00 per round-turn for futures transactions, an equivalent amount for swaps, and $0.50 per side for option transactions. The General Partner revised the disclosure in the Amendment to reflect the new fee arrangement. Any transaction fees or service fees incurred during a period would be recorded as an expense in the Partnership’s income statement. Any accrued but unpaid transaction fees or service fees would be recorded as a liability on the Partnership’s statement of financial condition.

Description of Registrant’s Securities to be Registered, page 77

13. In future Exchange Act reports, please confirm if you have fulfilled 100% of valid redemption requests or discuss any experience with suspensions or pro rata redemptions.

Response: Since the Partnership’s inception, the General Partner has fulfilled 100% of valid redemption requests. Given the liquid nature of the instruments traded by the Partnership, the General Partner expects that it will fulfill all valid redemption requests in the future. In the unlikely event the General Partner is unable to fulfill all valid redemption requests or imposes a suspension or other limitation on redemptions, the General Partner will disclose that fact in future Exchange Act Reports.

Item 13. Financial Statements and Supplementary Data, page 82 (a) Financial Statements, page 82

General

14. Please amend to include the financial statements for your investments in portfolio funds as of December 31, 2011 or tell us your basis for excluding each portfolio fund’s financial statements. Refer to Rule 3-09 of Regulation S-X.

Response: Financial statements for FL Master Fund L.P., JEM Master Fund L.P., KR Master Fund L.P. and MB Master Fund L.P. have been filed as exhibits 99.2, 99.3, 99.4 and 99.5, respectively, to the Amendment. Financial statements for CMF Cirrus Master Fund L.P. (“Cirrus Master”) are not required to be filed pursuant to Rule 3-09 of Regulation S-X because the Partnership’s allocation to Cirrus Master and income from Cirrus Master are both below the 20% thresholds articulated in Rule 3-09.

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A copy of the Partnership’s “Tandy” letter is included with the filing. Should you have any questions, please do not hesitate to contact the undersigned at (212) 728-8509 or Rita M. Molesworth of this office at (212) 728-8727.

Sincerely,

/s/ Lisa J. Eskenazi Lisa J. Eskenazi
Willkie Farr & Gallagher LLP

cc:	Mr. Todd Hand Esq. (Morgan Stanley Smith Barney LLC)
Mrs. Rita M. Molesworth Esq.